IN THE MATTER OF FILE NO. 70-8411 SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24 UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740 Allegheny Ventures, Inc. 10435 Downsville Pike Hagerstown, MD 21740

_____________________________
Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740
The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Thomas K. Henderson                                      Anthony Wilson
Vice President and General Counsel                 Senior Counsel
Allegheny Energy, Inc.                                      Allegheny Energy Service Corporation
10435 Downsville Pike                                     10435 Downsville Pike
Hagerstown, MD 21740                                    Hagerstown, MD 21740

This certificate is filed pursuant to Rule 24 for the quarter ended March 31, 2002. Through March 31, 2002, Allegheny Energy, Inc. (Allegheny Energy) has made capital contributions to Allegheny Ventures, Inc. ("Allegheny Ventures") and its subsidiaries totaling $169,019,252 including contributions for the first quarter of $8,033,190. During the first quarter of 2002, Allegheny Ventures performed studies and completed preliminary development activities in connection with the ownership of companies in the areas of emerging technologies closely related to Allegheny Energy's core business. Other specific activities performed by Allegheny Ventures during the first quarter of 2002 are shown below.

I. Description of Activities

A. Consulting and Engineering Services

                    Allegheny Ventures through its subsidiaries provided engineering,                     consulting, procurement and distributed generation services to nonaffiliated                     entities and completed development and marketing activities associated with                      the provision of such services to nonaffiliated entities.

B. Energy Management Services:

APS Cogenex

                    Allegheny Ventures and EUA-Cogenex continue to provide energy                     management services under the terms of their joint venture agreement for                     APS Cogenex. Activities related to the joint venture and the development of                     energy management activities have been limited to a selected focus area.                     There have been no efforts to expand the joint venture activities to new                      customers. It is anticipated that the potential for additional development                      projects at the selected location are limited at this time. No additional                      investments were made during the quarter.

Fellon-McCord Associates, Inc. / Alliance Energy Services

                   Allegheny Ventures provides energy consulting and management services                     through Fellon-McCord Associates, Inc. (Fellon-McCord), and natural gas                     and other energy-related services to large commercial and industrial end-use                     customers through Alliance Energy Services.   Allegheny Ventures owns                     100% of Fellon-McCord & Associates, Inc. Allegheny Energy Services                     Partnership is owned by Allegheny Ventures (50%) and Alliance Gas                     Services Holdings, LLC (50%). Alliance Gas Services Holdings, LLC was                     formed on March 1, 2002. Allegheny Energy Gas Services Holdings, LLC                     is 60% owned by Allegheny Ventures and 40% owned by Energy                     Corporation of America (ECA). Other than the guarantees set forth in                     Section II, no additional investments were made in the first quarter.

C. Electric Wholesale Generators (EWGs) and Foreign Utility Companies (FUCOs)

                    Allegheny Ventures, through the Latin American Energy and Electricity                     Fund I, L.P. (LAEEF), a limited partnership formed to invest in and develop                     electric energy opportunities in Latin America, continued to investigate                     FUCO investments. No new investments were made in the first quarter. As                     of the end of the first quarter of 2002, Allegheny Ventures has invested                     $3,071,397 in LAEEF, including $19,947 directly invested in Fondelec GP,                     LP.

D. Real Estate Activities

                   Allegheny Ventures is engaged in various land management activities related                     to unused real property owned by its affiliates, including investigation of a                     joint venture with a real estate developer to develop and market a portion of                     these properties.

                   Allegheny Ventures application - declaration filed with the SEC in the fourth                    quarter of 2001, seeking authorization to transfer certain non-utility property                    identified as Friendship Technology Park, remains pending before the SEC                   due to ongoing changes in the transaction structure. No investments were                   made during the quarter.

E. Development Activities

                  Allegheny Energy Solutions, Inc. (Allegheny Energy Solutions), specializes in                   designing and providing comprehensive on-site power alternatives. During                    the quarter, Allegheny Energy Solutions received capital contributions of $3.5                   million from the parent for ongoing operations. As of March 31, 2002,                   Allegheny Energy had invested a total of $44.5 million in Allegheny Energy                   Solutions.

As of March 31, 2002, the Allegheny Ventures/ Leasing Technologies, Inc. (LTI) filing before the SEC had not been withdrawn pending resolution of related potential litigation

F. Communications

                 Allegheny Ventures, through Allegheny Communications Connect (ACC),                   provides state-of-the-art communications services for residential and business                   use. During the first quarter of 2002, Allegheny Energy made capital                   contributions of $4.5 million to ACC for fiber build outs. As of March 31,                   2002, Allegheny Energy had invested a total of $71.5 million.

II. Guarantees or Assumption of Liabilities

Guarantees or assumption of liabilities by Allegheny Energy on behalf of Allegheny Ventures or its subsidiaries:

List any actual amounts placed during the first quarter:

Alliance Energy Services Partnership $20.6 million[1]

III. Services Provided by Allegheny Ventures to Associate Companies:

Except as stated above, Allegheny Ventures did not provide any services to associate companies during the first quarter of 2002.

IV. Factoring Activities:

Allegheny Ventures did not perform any activities associated with the factoring of accounts receivable during the first quarter of 2002.

1 In the first quarter of 2002, Allegheny Energy, authorized / pledged to issue up to $100 million in guarantees in support of the trading activities of Fellon-McCord and Alliance Gas Services. As of March 31, 2002, $20.6 million in parent guarantees, excluding potential legal fees, had been issued.

ALLEGHENY ENERGY, INC. ALLEGHENY VENTURES, INC. By: /s/ MARLEEN BROOKS Marleen Brooks Secretary
Dated: May 28, 2002

Allegheny Ventures, Inc. Consolidated Statement of Operations

Unaudited Three Months Ended March 31, 2002

(Thousand of Dollars)

Operating revenues:	$151,323

Cost of revenues:
Natural gas purchases	118,569
Other	26,149
Cost of revenues	144,718
Net revenues	6,605

Other operating expenses:
Operation expense	5,258
Depreciation and amortization	860
Taxes other than income taxes	230
Total other operating expenses	6,348
Operating income	257

Other income and expenses	(1,765)

Interest charges	(5)
Consolidated loss before income taxes and minority interest
(1,503)

Federal and state income taxes	(941)
Minority interest	121

Consolidated net loss	$ (683)

Allegheny Ventures, Inc. Consolidated Balance Sheet

(Thousands of Dollars)

Unaudited March 31, 2002

ASSETS:
Property, Plant, and Equipment:
At original cost	$ 46,191
Accumulated depreciation	(2,934)
43,257
Investments and Other Assets:
Excess of cost over net assets acquired	30,642
Nonutility investments	29,603
Intangible assets	23,026
Other	11,071
94,342
Current Assets:
Cash and temporary cash investments	25,843
Accounts receivable:
Electric service	18,817
Other	55,228
Allowance for uncollectible accounts	(2,953)
Materials and supplies - at average cost:	5,035
Natural gas retail contracts	17,891
Deferred income taxes	5
Income taxes receivable	1,727
Prepaid taxes	76
Other	1,792
123,461
Deferred Charges:
Natural gas retail contracts	3,586
Deferred income taxes	7,546
Other	5
11,137
Total Assets	$272,197

Allegheny Ventures, Inc. Consolidated Balance Sheet (Cont'd)

(Thousands of Dollars)

Unaudited March 31, 2002

CAPITALIZATION & LIABILITIES:
Capitalization:
Common stock	$ 1
Other paid in capital	169,018
Retained earnings	(36,914)
Other comprehensive income	14
132,119

Long-term debt	10,500
142,619

Current Liabilities:
Accounts payable	73,789
Accounts payable affiliates, net	2,179
Taxes accrued:
Federal and state taxes	7,215
Other	697
Natural gas retail contracts	34,394
Interest accrued	50
Other	89
118,413

Minority interest	3,174

Deferred credits
Natural gas retail contracts	7,879
Other	112
7,991
Total Capitalization and Liabilities	$272,197